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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F X Form 40-F
                                       ---         ---

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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                    Yes    No X
                                       ---   ---

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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                    Yes    No X
                                       ---   ---

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          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                                    Yes   No X
                                       ---  ---

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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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

         Endesa Launches in Saragossa the First Phase of PLC
                   Technology Commercial Deployment

    NEW YORK--(BUSINESS WIRE)--Oct. 27, 2003--ENDESA (NYSE:ELE)


    -- The first phase of the commercialization in Saragossa starts using the network already displayed for the Massive
        Technological Test.

    -- The participants of the Test are making a massive use of the PLC services and their opinions on the service have been very positive, showing most of them interest in continuing the use.

    -- In a second phase, expected for next January, it will start the commercial development of the PLC technology services in Barcelona.

    -- The commercial offer designed by AUNA is competitive and includes a very attractive launching promotion.

    ENDESA (NYSE:ELE), through its subsidiary ENDESA Net Factory, and AUNA start in Saragossa the commercialization of the PLC services that enables to offer voice telecommunication and broadband services through low and medium voltage electricity network.
    Endesa Net Factory, has successfully developed a Massive Technological Test in Saragossa that has confirmed the advantages of the technology in a massive deployment and the satisfaction of the users with the services received.
    Since the beginning of 2002, more than 2000 users of Saragossa have been able to enjoy the broadband services and telephony services with IP protocol through the electric network. The participants of the Test are making a massive use of the PLC services and their opinions on the service have been very positive, showing most of them interest in continuing the use.
    In only five months, Endesa Net Factory has deployed a PLC telecommunications network in Saragossa which covers approximately 20,000 households.
    The launching of the commercialization of PLC services in Saragossa will use the network already displayed for the Massive Test.
    In a second phase, expected for next January, it will start the commercial development of the PLC technology services in Barcelona. Like in Saragossa the deployment will be made selectively.
    The agreement was reached after AUNA's interest in exploring together with ENDESA the PLC technology as a network alternative to voice and data transmission. Endesa Net Factory will operate as access carrier under the C1 License and Auna will assume the commercialization of the services to the final client.
    The commercial offer designed by AUNA is competitive with the market and includes very attractive terms of promotion in the launching. This offer includes the telephony and Internet services with speeds of 128, 300 and 600 Kbits.


    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENDESA, S.A.

Dated: October 27th, 2003     By: /s/ David Raya
                                  --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations